Exhibit 1.1

TEXT OF THE BY-LAWS OF PENSION FUND ADMINISTRATOR. PROVIDA S.A.

“TITLE FIRST: NAME, ADDRESS, TERM AND OBJECT”:

ARTICLE FIRST: The society will be named “ADMINISTRADORA DE FONDOS DE PENSIONES PROVIDA S.A.”, being able to use the abbreviated name “A.F.P. PROVIDA S.A.”

ARTICLE SECOND: The domicile of the society will be in Santiago authorized to operate in any region of the country.

ARTICLE THIRD: The society will have a duration of one hundred years accounted for as of the date of the resolution authorizing its existence.

ARTICLE FOURTH: The society will have the exclusive object (i) to administer pension funds established by Law; (ii) to provide and administer allowances and benefits established by the Law Decree 3,500 of 1980 and modifications to the Law which may specifically authorize other current or future legal dispositions; (iii) to constitute and/or participate as complement of its line of business in affiliated corporations as per Article twenty-three and twenty-three bis of the said Law Decree 3,500; (iv) to carry out activities authorized by Law constituting and/or participating in affiliated companies or united corporations authorized by Law and/or by the Superintendency of Pension Fund Administrator as agreed to, and (v) to constitute and/or participate in corporations constituted as Securities Custody companies referred to Law 18,876.

“TITLE SECOND: CAPITAL”:

ARTICLE FIFTH: The society’s capital is 75, 494.662.401 that is divided into 331.316.623, ordinary common shares, in a same and single series, registered, without par value. The society must keep a reserve or mandatory investments pursuant to three thousand five hundred Decree Law of year nineteen hundred eighty.

ARTICLE SIXTH: Whether a shareholder does not pay all or part of his subscribed shares at the agreed time, the society may, to obtain such payment, use the arbitrators defined in the seventeen Article, Law eighteen thousand and forty-six with no prejudice against its own right to demand the payment by ordinary or executive means through all debtor’s assets.

“TITLE THIRD: MANAGEMENT”:

ARTICLE SEVENTH: The society will be administered by a Board of Directors comprising seven principal members and two alternate directors who may or may not be shareholders of the Company. Out of the seven principal, two of them Directors shall be considered as autonomous in accordance with the Law Decree 3,500, the applicable regulation and any of the future amendments. The two principal directors considered as autonomous shall have an alternate director each of them, who will be able to replace the principal autonomous director in case of absence or temporal impediment, complying with same requirements of the principal director. The Board of Directors will remain in office for two years, after which it must be fully renewed, whereby its members may be reelected indefinitely.

ARTICLE EIGTH: The meetings of the Board of Directors will be constituted with absolute majority of its members and absolute majority of the attending-voting directors will adopt decisions. Pursuant to thirty-nine Article of the Corporate Regulation, the Board of Directors will elect among directors, a Chairman who will be the President of the society. In addition, it may elect the Director who will replace the President as Vice President. In the event of a tie, the President’s vote of the meeting will act as a casting vote. The Board’s meetings shall be ordinary and extraordinary. The ordinary meetings will be held at least once a month on dates and times established by the Board, and the extraordinary meetings shall be called pursuant to thirty-eight Article of the Corporate Regulation.

ARTICLE NINETH: Directors will be compensated for their functions and the compensation’s amount will be established annually in the ordinary shareholders meeting.

ARTICLE TENTH: The Board of Directors shall have the following attributions and obligations:

(a)
To manage the Pension Funds established by law and grant and administrate the benefits and services established in Decree Law three thousand and five hundred of nineteen eighty, as amended, and those specifically authorized thereto by other present or future provisions of law; to collect the corresponding social security payments; credit them to the individual capitalization accounts of the respective participants; and invest the resources of Pension Funds in the financial instruments stipulated in such law;

(b)	To establish the reserve fund called “mandatory investments” equal to 1% of each Fund required by article forty of Decree Law three thousand and five hundred;

(c)
To represent the society judicially and extra-judicially, including with the powers indicated in the second subparagraph of article seventh of the Code of Civil Procedure that are deemed expressly set out;

(d)
To enter into all acts and contracts that are necessary to manage the society and invest the resources of the society itself. Within these attributions, without the following list being limitative or restrictive but merely illustrative, the Board of Directors may enter into promise agreements, buy, sell, exchange and, in general, acquire and convey in any way any type of corporeal and incorporeal real estate or chattel and give or receive them in lease or concession; give and receive goods in loan and in commodatum; give and receive money and other goods in deposit; give and receive goods in mortgage, even including with a clause of general guarantee; give and receive in pledge chattel, bearer securities, rights, shares and other corporeal and incorporeal things, whether in a civil pledge, mercantile pledge, bank pledge or other special pledges; enter into contracts to establish or join societies and to establish or form part of communities, represent it with voice and vote, with the authority to modify and dissolve them; enter into mandate and commission agreements, insurance agreements and mercantile and bank current account agreements; perform any type of bank, foreign exchange and customs transactions, issue bonds in accordance with the law; open agencies or branches of the society; establish any type of guarantee to secure obligations of subsidiaries; acquire and convey shares, rights and credits; pay, novate, collect and receive the payment of credits, debts and obligations; draw and overdraw on the current accounts opened in the name thereof; draw, accept, endorse, protest and negotiate, subscribe and cancel checks, bills of exchange, drafts and promissory notes or other negotiable instruments, enter into any type of credit transaction and generally enter into any type of nominate or innominate contract.

ARTICLE ELEVENTH: The society shall have a general manager, appointed and removed by the Board of Directors, whose duties and powers will be those ones expressly granted by the Board of Directors as per the Law and the Superintendency of Pension Fund Administrators establish. His position will be incompatible with the Director’s position.

ARTICLE TWELFTH: The Board of Directors may provide commands and delegate part of its powers to the manager, assistant managers, the society’s lawyers, a Director, Director commission or other persons for purposes specifically established.

TITLE FOURTH: SHAREHOLDERS MEETINGS:

ARTICLE THIRTEENTH: The Shareholders will meet in ordinary and extraordinary meetings called by the society’s Board of Directors or the Superintendency of Pension Fund Administrators and other legally authorized institutions, called through a visible notice published three times during three different days in a newspaper at the social domicile determined by the ordinary Shareholders’ Meeting. Both time and forms and conditions will be established as per the Corporate Regulation. Likewise, Shareholders will receive a letter with no prejudice against other communications indicated by the Law.

ARTICLE FOURTEENTH: The ordinary Shareholders’ Meeting will be held annually within the four-month period following the close-date of balance sheet and it will be called to order after respective notices with the presence of the absolute majority of the outstanding voting shares. Decisions in reserved matters for the meeting as per article fifty-six, of the Corporate Law shall be adopted by absolute majority of the present voting shares or represented in the meeting.

ARTICLE FIFTEENTH: Shareholders may accumulate or distribute their votes as they deem convenient, and will be entitled to one vote for each share they own or represent, registered in the shareholders register within the legal term.

ARTICLE SIXTEENTH:

The following matters may be discussed at an Extraordinary Shareholders Meeting convened for the purpose:

a.	The dissolution of the society;

b.	The transformation, merger or division of the society and a reform of its by-laws;

c.	The issuance of bonds or debentures convertible to shares;

d.	The sale of the assets of the society in the terms indicated in number nine of Article sixty seven of Law eighteen thousand forty six or of fifty percent or more of its liabilities;

e.	The grant of real or personal guarantees to secure third-party obligations, unless the third parties are subsidiaries, in which case approval of the Board shall sufficient; and

f.	The other matters that correspond to such a meeting by law.

The resolutions of these Meetings shall be adopted by an absolute majority of the voting shares present or represented at the meeting.

Nonetheless, resolutions relative to the matters indicated below, adopted at an Ordinary or Extraordinary Shareholders Meeting, as the case may be, shall require the affirmative vote of at least two-thirds of the voting shares issued:

1.	The dissolution of the society;

2.	The transformation of the society, its division and merger with another society.

3.	A change in the corporate domicile.

4.	A reduction in the equity capital.

5.	The approval of contributions and estimate of non-cash assets.

6.	A change in the powers reserved for the Shareholders Meeting or the limitations on the attributions of the Board of Directors.

7.	A reduction in the number of members of the Board.

8.
The sale of fifty percent or more of its assets, whether or not its liabilities are included, as well as the proposal or amendment of any business plan that contemplates the sale of assets for an amount exceeding such percentage.  For these purposes, transactions perfected by means of one or more acts relative to any corporate asset during any period of 12 consecutive months are presumed to be one same sales transaction.

9.	The way in which corporate profits are distributed.

10.	The grant of real or personal guarantees to secure third-party obligations exceeding fifty percent of assets, except in the case of subsidiaries, when approval of the Board shall be sufficient.

11.	The acquisition of treasury stock in the conditions established in articles twenty seven A and twenty seven B of Law eighteen thousand forty six.

12.	The cure of voidance caused by formal vices in the incorporation of the society or in an amendment to the by-laws that encompasses one or more of the aforesaid matters.

TITLE FIFTH: BALANCE SHEET AND PROFIT DISTRIBUTION:

ARTICLE SEVENTEENTH: The corporate general balance sheet of the year-activities will be prepared at December thirty one of each year. Unless otherwise decided in the respective Shareholders’ Meeting, under the conditions established by Law, the society must annually distribute to shareholders a cash dividend at least thirty percent of the net profit of each year. Profits will be first applied to absorb arisen losses in the year or the society’s accrued losses, if any.

TITLE SIXTH - AUDIT AND SUPERVISION:

ARTICLE EIGHTEENTH: The ordinary Shareholders’ Meeting will annually appoint independent external auditors to examine the accounting, inventory, balance sheet and other financial statements of the society, and report in writing to the next Ordinary Shareholders’ Meeting on its performance.

TITLE SEVENTH - DISSOLUTION AND LIQUIDATION:

ARTICLE NINETEENTH: After the voluntary or court-ordered dissolution of the society, the liquidation of the society’s pension funds will be performed by the Superintendency of Pension Fund Administrators that shall liquidate assets of each of the administered Funds.

TITLE EIGHT: ARBITRATION:

ARTICLE TWENTIENTH: Disputes between the society and shareholders as such or between shareholders and the society or its administrators, both during the society’s existence and during its liquidation, arising from the application, interpretation, compliance or non-compliance of its by-laws; shall be resolved by an amicable arbitrator appointed by mutual consent between the parties, or, in the absence of such consent, the arbitrator will be designated by Plenary Courts. However, to resolve said disputes, either of the parties may resort directly to plenary courts.

“TITLE NINETH: FINAL”:

ARTICLE TWENTY-FIRST: In matters not mentioned in these by-laws, the applicable provisions will be those of Law eighteen thousand forty-six, as amended, and the Corporations’ regulation, as amended.